FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of April, 2003

                          GRANITE MORTGAGES 02-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                               GRANITE MORTGAGES 02-1 PLC


                                         By:    /s/  Clive Rakestrow
                                                ------------------------
                                         Name:  L.D.C. Securitisation Director
                                         No. 1 Limited by its authorized person
                                         Clive Rakestrow for and on its behalf
                                         Title:  Director

Date: 23 May 2003

                                         GRANITE FINANCE FUNDING
                                         LIMITED


                                         By:    /s/  Nigel  Charles Bradley
                                                ----------------------------
                                         Name:  Nigel Charles Bradley
                                         Title:  Director
Date: 23 May 2003

                                         GRANITE FINANCE TRUSTEES
                                         LIMITED


                                         By:    /s/  Richard Gough
                                                ----------------------------
                                         Name:  Richard Gough
                                         Title:  Director

Date: 23 May 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-1
-----------------------
Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 April 2003 - 30 April 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                            194,814

Current Balance                                     (pound)13,407,612,871

Last Months Closing Trust Assets                    (pound)10,472,541,906

Funding share                                       (pound)9,704,921,815

Funding Share Percentage                                     72.38%

Seller Share                                        (pound)3,702,691,056

Seller Share Percentage                                      27.62%

Minimum Seller Share (Amount)                       (pound)369,452,518

Minimum Seller Share (% of Total)                            2.76%
-------------------------------------------------------------------------------


Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------------
                       Number             Principal (pound)    Arrears (pound)           By Principal (%)

< 1 Month             192,639            13,275,167,083              0                          99.01%

> = 1 <3 Months         1,863             114,688,907             995,846                        0.86%

> = 3 <6 Months           264              15,231,932             367,237                        0.11%

> = 6 <9 Months            38               2,212,831              98,527                        0.02%

> = 9 <12 Months            7                 226,346              13,234                        0.00%

> = 12 Months               3                  85,772              20,632                        0.00%

Total                 194,814            13,407,612,871          1,495,476                     100.00%
-------------------------------------------------------------------------------------------------------------



Properties in Possession

-------------------------------------------------------------------------------
                       Number          Principal (pound)    Arrears (pound)

Total (since inception)  27              1,323,463           57,453
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                       11

Number Brought Forward                                         9

Repossessed (Current Month)                                    2

Sold (since inception)                                         16

Sold (current month)                                           3

Sale Price /Last Loan Valuation                               1.06

Average Time from Possession to Sale (days)                   115

Average Arrears at Sale                                (pound)2,081

Average Principal Loss (Since inception)*               (pound)815

Average Principal Loss (current month)**                 (pound)0

MIG Claims Submitted                                           3

MIG Claims Outstanding                                         1

Average Time from Claim to Payment                             69
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                            Number        Principal (pound)

Substituted this period                      43,254      (pound)3,526,069,110

Substituted to date (since 26 March 2001)   238,932      (pound)16,995,302,553
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                            Monthly           Annualised

Current Month CPR Rate                      4.83%              44.77%

Previous Month CPR Rate                     4.91%              44.60%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                   22.59

Weighted Average Remaining Term (by value) Years               20.19

Average Loan Size                                       (pound)68,823

Weighted Average LTV (by value)                                75.97%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                        42.60%

Together (by balance)                                          31.66%

Capped (by balance)                                             3.22%

Variable (by balance)                                          22.28%

Tracker (by balance)                                            0.25%

Total                                                          100.0%
-------------------------------------------------------------------------------


Geographic Analysis

---------------------------------------------------------------------------------------------------------
                       Number           % of Total         Value (pound))          % of Total

East Anglia             4,706              2.42%             323,123,470                2.41%

East Midlands          16,610              8.53%           1,001,548,681                7.47%

Greater London         22,665             11.63%           2,475,045,336               18.46%

North                  28,070             14.41%           1,342,102,048               10.01%

North West             29,072             14.92%           1,623,661,919               12.11%

South East             30,686             15.75%           2,807,554,135               20.94%

South West             14,345              7.36%           1,057,860,656                7.89%

Wales                   9,669              4.96%             530,941,470                3.96%

West Midlands          14,873              7.63%             941,214,424                7.02%

Yorkshire              24,118             12.38%           1,304,560,732                9.73%

Total                 194,814               100%          13,407,612,871                 100%
---------------------------------------------------------------------------------------------------------


LTV Levels Breakdown

---------------------------------------------------------------------------------------------------------
                                         Number            Value (pound))           % of Total

0% <25%                                   7,368              201,114,193                1.50%

> = 25% <50%                             20,217            1,356,850,423               10.12%

> = 50% <60%                             13,376            1,072,609,030                8.00%

> = 60% <65%                              7,720              648,928,463                4.84%

> = 65% <70%                              9,164              772,278,501                5.76%

> = 70% <75%                             16,324            1,256,293,326                9.37%

> = 75% <80%                             12,451            1,014,956,294                7.57%

> = 80% <85%                             13,216              990,822,591                7.39%

> = 85% <90%                             35,157            2,377,169,762               17.73%

> = 90% <95%                             44,426            2,867,888,393               21.39%

> = 95% <100%                            15,306              844,679,611                6.30%

> = 100%                                     89                4,022,284                0.03%

Total                                   194,814           13,407,612,871               100.0%
---------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                           5.69%

Effective Date of Change                                  1 March 2003
------------------------------------------------------------------------------


Notes     Granite Mortgages 02-1 plc

---------------------------------------------------------------------------------------------------------
                     Outstanding             Rating              Reference Rate          Margin
                                         Moodys/S&P/Fitch
Series 1

A1                   $191,000,000          Aaa/AAA/AAA                1.43%              0.10%

A2                   $1,274,400,000        Aaa/AAA/AAA                1.49%              0.16%

B                    $69,700,000            Aa3/AA/AA                 1.66%              0.33%

C                    $96,500,000           Baa2/BBB/BBB               2.63%              1.30%

Series 2

A              (pound)460,000,000          Aaa/AAA/AAA                3.85%              0.20%

B               (pound)16,200,000           Aa3/AA/AA                 4.00%              0.35%

C               (pound)22,500,000          Baa2/BBB/BBB               4.95%              1.30%

D               (pound)14,000,000          Ba2/BB+/BB+                8.15%              4.50%

Series 3

A               (euro)600,000,000          Aaa/AAA/AAA                5.15%         Fixed to 04/07

B                (euro)21,100,000           Aa3/AA/AA                 2.86%              0.30%

C                (euro)29,300,000         Baa2/BBB/BBB                3.86%              1.30%
---------------------------------------------------------------------------------------------------------



Credit Enhancement

---------------------------------------------------------------------------------------------------------
                                                                                   % of Funding Share
Class B Notes (pound)Equivalent)                         (pound)78,633,262                0.81%

Class C Notes (pound)Equivalent)                         (pound)108,993,167               1.12%

Class D Notes                                             (pound)14,000,000               0.14%
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
Granite Mortgages 02-1 Reserve Fund Requirement           (pound)34,372,240               0.35%

Balance Brought Forward                                   (pound)34,372,240               0.35%

Drawings this Period                                          (pound)0                    0.00%

Reserve Fund Top-up this Period*                              (pound)0                    0.00%

Excess Spread                                                 (pound)0                    0.00%

Current Balance                                           (pound)34,372,240               0.35%
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                   (pound)23,315,837               0.24%

Funding Reserve %                                                 0.6%                     NA
---------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.